Exhibit 99.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Nine Months Ended September 30, 2013	2012	2011	2010	2009	2008
	(millions of dollars)

Earnings
Net income from continuing operations	$52	$218	$222	$91	$163	$214
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	(1)	(1)	3	1	(2)	4
Minority interest loss	—	—	—	—	—	—
Income tax expense (benefit) related to continuing operations	280	103	114	(14)	80	96

Pre-tax income for common stock	331	320	339	78	241	314
Add: Fixed charges*	227	286	275	312	332	317
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	(1)
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$558	$606	$614	$390	$573	$630

*Fixed Charges
Interest on long-term debt	$200	$249	$239	$269	$286	$276
Interest capitalized	—	—	—	—	—	1
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	11	16	14	21	23	16
Interest component of rentals	16	21	22	22	23	24
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$227	$286	$275	$312	$332	$317

Ratio of earnings to fixed charges (a)	2.46	2.12	2.23	1.25	1.73	1.99

(a)	Pepco Holdings, Inc. has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.